Exhibit 23.1

KPMG (Registered) Maruthi Info-Tech Centre 11-12/1 Inner Ring Road Koramangala Bangalore 560 071 India	Telephone +91 80 3980 6000 Fax +91 80 3980 6999 Internet www.in.kpmg.com

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Infosys Limited:

We consent to the use of our reports dated May 18, 2016, with respect to the consolidated balance sheets of Infosys Limited as of March 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2016, and the related financial statement schedule II, and the effectiveness of internal control over financial reporting as of March 31, 2016, incorporated herein by reference.

KPMG Bangalore, India July 26, 2016

KPMG, an Indian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”) a Swiss entity.